UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025
Buenos Aires C1107ADQ
Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 28, 2010

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S             /             D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) - Hecho Relevante (Press Release)

Dear Mr. President:

I have the pleasure of addressing you in accordance with Article XXI of the Regulations of the Comisión Nacional de Valores (“CNV”) to inform you that at the Company’s Board of Directors meeting on April 27, 2010, the Board approved the payment plan agreement entered into between the Provincial Government of Buenos Aires and the Company in relation to the payment obligations of the Province of Buenos Aires under the new Framework Agreement.  Pursuant to the payment plan agreement, the Province of Buenos Aires has agreed to make a payment to the Company of Ps. 32.8 million, which consists of Ps. 2.3 million that the Province owed the Company under the payment plan agreement entered into in October 2006 for energy supplied to the shantytowns prior to 2007, and Ps. 30.5 million for energy supplied to the shantytowns from January 2007 until October 2009.   The Province of Buenos Aires will make payment in bonds of the Province of Buenos Aires.
This payment plan agreement must be approved by the Executive branch of the Province of Buenos Aires.

Sincerely,

María Belén Gabutti Edenor S.A. Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: April 30, 2010